Exhibit 99.1

Comunicaciones Celulares, S.A.

Financial statements

At December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

With report of independent auditors

Comunicaciones Celulares, S.A.

Financial statements

At December 31, 2018 and 2017 and for the each of the three years in in the period ended December
31, 2018

Content

Report of Independent Auditors	1-2

Audited financial statements:

Statements of financial position	3
Statements of comprehensive income	4
Statements of changes in equity	5
Statements of cash flows	6-7
Notes to financial statements	8-57

Report of Independent Auditors

To the Shareholders and the Board of Directors of

Comunicaciones Celulares, S.A.

We have audited the accompanying financial statements of Comunicaciones Celulares, S.A., which comprise the statements of financial position as of December 31, 2018 and 2017, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

To the Shareholders and the Board of Directors of

Comunicaciones Celulares, S.A.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comunicaciones Celulares, S.A. at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 then ended in conformity with International Financial Reporting Standards.

Adoption of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments

As discussed in Note 3 to the financial statements, the Company changed its method of accounting for revenue recognition from contracts with customers and for the classification, measurement, recognition and impairments of financial assets and financial liabilities as well as hedge accounting starting on January 1, 2018 due to the respective adoption of IFRS 15 “Contracts with customers” and IFRS 9 “Financial Instruments”.

/s/ Ernst & Young, S.A.
Ernst & Young, S.A.
Guatemala City, March 15, 2019

A-031-2019

A member firm of Ernst & Young Global Limited

Comunicaciones Celulares, S.A.
Statements of financial position
As at December 31, 2018 and 2017

(Expressed in thousands of Quetzals)

	Notes	2018		2017
Assets
Current assets
Cash	6	Q	1,328,190	Q	1,800,361
Accounts receivable	7		209,277		286,280
Accounts receivable from related parties	8		2,697,367		2,167,923
Inventories	10		5,436		5,980
Other assets	9		34,559		25,962
Contract assets	3		439,665		178,806
Other financial assets			141,484		129,475
Total current assets			4,855,978		4,594,787

Non-current assets
Property, plant and equipment	11		3,047,834		3,397,295
Intangible assets	12		593,446		577,526
Accounts receivable from related parties	8		3,393,835		2,596,909
Deferred income tax assets	19		-		11,838
Contract costs	3		18,966		-
Other non-current financial assets			1,885		1,588
Total assets		Q	11,911,944	Q	11,179,943

Liabilities and equity
Current liabilities
Accounts payable	14	Q	555,541	Q	542,650
Accounts payable to related parties	8		271,675		318,137
Income tax payable	19		44,260		54,211
Accrued interest			171,446		162,705
Contract liabilities	3,16		180,184		248,110
Other accounts payable	15		42,728		55,307
Total current liabilities			1,265,834		1,381,120

Non-current liabilities
Loans	13		6,273,696		5,947,545
Provisions	17		247,872		258,900
Deferred income tax liabilities	19		15,956		-
Total liabilities			7,803,358		7,587,565

Equity
Issued capital	18		25,000		25,000
Retained earnings			2,455,271		2,063,598
Legal reserve	18		1,599,049		1,478,066
Other components of equity	18		29,266		25,714
Total equity			4,108,586		3,592,378
Total liabilities and equity		Q	11,911,944	Q	11,179,943

The accompanying notes are integral part of the financial statements.

3

Comunicaciones Celulares, S.A.
Statements of comprehensive income
For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Notes	2018		2017 (1)		2016 (1)
Airtime		Q	6,740,527	Q	6,728,654	Q	6,685,673
Handsets and accessories			585,035		213,925		187,432
Subscriptions			2,755		4,070		65,303
Other income			177,736		154,796		226,745
Revenue from contracts with customers			7,506,053		7,101,445		7,165,153
Cost of sales	20		(1,131,334)		(698,244)		(821,450)
Gross profit			6,374,719		6,403,201		6,343,703
Operating expenses	21		(2,833,064)		(3,304,263)		(3,339,986)
Other expenses	22		(44,244)		(55,226)		(5,210)
Operating profit			3,497,411		3,043,712		2,998,507
Financial income	23.1		473,006		283,465		128,961
Financial expenses	23.2		(906,141)		(542,602)		(549,158)
Profit before income tax			3,064,276		2,784,575		2,578,310
Income tax expense	19		(508,676)		(484,931)		(486,307)
Net profit for the year			2,555,600		2,299,644		2,092,003
Other comprehensive income			-		-		-
Profit for the year		Q	2,555,600	Q	2,299,644	Q	2,092,003

(1)	Prior periods are not restated for the application of IFRS 15 and 9, as the Company elected the modified retrospective approach for both standards.

The accompanying notes are integral part of the financial statements.

4

Comunicaciones Celulares, S.A.
Statements of changes in equity
For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

								Other
		Issued		Retained		Legal		components		Total
	Notes	capital		earnings		reserve		of equity		equity
As at January 1, 2016 (1)		Q	25,000	Q	2,370,725	Q	1,243,127	Q	19,187	Q	3,658,039
Transfer to legal reserve			-		(122,881)		122,881		-		-
Share-based incentive plan	18		-		-		-		3,353		3,353
Dividends	18		-		(2,334,732)		-		-		(2,334,732)
Profit for the period			-		2,092,003		-		-		2,092,003
At January 1, 2017 (1)			25,000		2,005,115		1,366,008		22,540		3,418,663
Transfer to legal reserve	18		-		(112,058)		112,058		-		-
Share-based incentive plan	18		-		-		-		3,174		3,174
Dividends	18		-		(2,129,103)		-		-		(2,129,103)
Profit for the period			-		2,299,644		-		-		2,299,644
At January 1, 2018			25,000		2,063,598		1,478,066		25,714		3,592,378
Effect on adoption of IFRS 15	3		-		286,170		-		-		286,170
Effect on adoption of IFRS 9					(30,443)						(30,443)
At January 1, 2018, restated			25,000		2,319,325		1,478,066		25,714		3,848,105
Transfer to legal reserve	18		-		(120,983)		120,983		-		-
Share-based incentive plan	18		-		-		-		3,552		3,552
Dividends	18		-		(2,298,671)		-		-		(2,298,671)
Profit for the period			-		2,555,600		-		-		2,555,600
At December 31, 2018		Q	25,000	Q	2,455,271	Q	1,599,049	Q	29,266	Q	4,108,586

(1)	Prior periods are not restated for the application of IFRS 15 and 9, as the Company elected the modified retrospective approach for both standards

The accompanying notes are integral part of the financial statements.

5

Comunicaciones Celulares, S.A.
Statements of cash flows
For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Notes	2018		2017		2016
Operating activities
Profit before income tax		Q	3,064,276	Q	2,784,575	Q	2,578,310
Adjustments to reconcile profit before income tax to net cash flows from operating activities:
Net loss from disposal of property, plant and equipment	22		43,932		54,922		4,852
Depreciation and amortization	21		1,011,006		1,077,378		1,049,366
	23.1
Net unrealized exchange differences	23.2		168,254		(144,577)		(106,126)
Impairment of property, plant, equipment and intangibles	21		-		75,862		138,313
Estimate of expected credit losses	20		44,179		68,673		232,862
Share-based incentive plans	21		3,552		3,174		3,353
Deferred revenue	16		(3,832,050)		(3,566,458)		(3,546,760)
Interest	23.2		443,237		432,988		451,652
Accrued interest to ARO	17		1,949		-		-

Net changes assets and liabilities
(Increase) decrease in:
Accounts receivable			65,330		(127,356)		(163,588)
Accounts receivable from related parties			12,059		(92,508)		16
Inventories			543		(2,743)		(3,237)
Other assets			(8,270)		(64)		(1,082)
Other financial assets			(12,264)		(60,791)		(23,187)
(Decrease) increase in:
Accounts payable			(1,369)		(193,580)		(276,008)
Accounts payable to related parties			(32,038)		8,315		54,698
Other accounts payable			(12,926)		23,858		(106,962)
Deferred revenue	16		3,761,534		3,602,436		3,537,675
Income tax paid	19		(510,991)		(478,149)		(488,171)
Net cash flows from operating activities			4,209,943		3,465,955		3,335,976

Investing activities
Loans granted to related parties	8		(3,480,866)		(2,220,977)		(3,532,418)
Loan repayment from related parties	8		377,169		131,173		2,590,432
Purchase of property, plant and equipment	11		(559,421)		(525,213)		(701,107)
Purchase of intangible assets	12		(163,995)		(172,173)		(269,396)
Cash received for the sale of assets			2,393		-		-
Net cash flows used in investing activities			(3,824,720)		(2,787,190)		(1,912,489)

Financing activities
Income tax withheld on dividends paid	18.3		(114,934)		(106,455)		(116,737)
Payment of dividends	18.3		(270,231)		(80,088)		-
Loan repayments to related parties	8		(99,045)		(2,110)		(43,239)
Loans granted from related parties	8		50,624		1,938		42,245
Interest paid			(423,808)		(418,156)		(430,749)
Net cash flows used in financing activities			(857,394)		(604,871)		(548,480)
(Decrease) increase net in cash			(472,171)		73,894		875,007
Cash at January 1			1,800,361		1,726,467		851,460
Cash at December 31	6	Q	1,328,190	Q	1,800,361	Q	1,726,467

The accompanying notes are integral part of the financial statements.

6

Comunicaciones Celulares, S.A.
Statements of cash flows
For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Notes	2018		2017		2016
Transactions not requiring cash
Capitalization of asset retirement obligation cost	11	Q	374	Q	20,337	Q	50,126
Capitalization of property, plant and equipment under the financial lease mode			-		-		7,478
Dividends offset with accounts receivable from related parties	18.3		1,913,506		1,942,560		2,217,995
		Q	1,913,880	Q	1,962,897	Q	2,275,599

The accompanying notes are integral part of the financial statements.

7

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

1.	Corporate information

Comunicaciones Celulares, S.A. (the “Company” or “Comcel”) was incorporated under the laws of Guatemala on November 9, 1989, for an indefinite period in accordance with deed No. 72. The Company’s main business is the provision of telecommunication services, purchase, sale and distribution of cellular devices and airtime under the brand Tigo.

The Company’s offices are located in Km. 9.5 Carretera a El Salvador, building Plaza Tigo, Santa Catarina Pinula, Guatemala.

The Company is jointly controlled by Millicom International II NV, entity located in Luxembourg, and Miffin Associates Corp., entity located in Panama.

The financial statements of the Company for the year ended December 31, 2018, were authorized for issue by management on March 15, 2019. These financial statements will be submitted for final approval to the Company’s shareholders’ board. Management expects them to be approved without amendments.

2.	Basis of preparation

2.1	Statement of compliance

The financial statements of Comunicaciones Celulares, S.A. at December 31, 2018 and 2017, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2.2	Basis of preparation and presentation currency

At December 31, 2018 and 2017, the financial statements have been prepared on an historical cost basis.

The financial statements are presented in thousands of Quetzals and all values are rounded to the nearest thousands, except when otherwise noted.

3.	Changes in accounting policies

The accounting policies adopted by the Company for the preparation of its financial statements as of December 31, 2018 are consistent with those that were used for the preparation of its financial statements as of December 31, 2017 and 2016, except for the application of IFRS 9 and IFRS 15, as follows.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a five-step model related to revenue recognition from contracts with customers. Under IFRS 15, revenue is recognized at amounts that reflect the consideration that an entity expects to be entitled to receive in exchange for transferring goods or services to a customer. IFRS 15 mainly affects the timing of recognition of revenue as it introduces more differences between the billing and the recognition of the revenue. However, it does not affect the cash flows generated by the Company.

8

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

As a consequence of adopting this Standard, the Company has identified the following impacts:

1)	Some revenue is recognized earlier, as a larger portion of the total consideration received in a bundled contract is attributable to the component delivered at contract inception (i.e. typically a subsidized handset). Therefore, this produces a shift from service revenue (which decreases) to the benefit of Telephone and Equipment revenue. This results in the recognition of a Contract Asset on the statement of financial position, as more revenue is recognized upfront, while the cash will be received along the subscription period (which is usually between 12 to 36 months). Assets and liabilities are reported as a separate line in current assets and current liabilities even if their realization period is greater than 12 months because they are realized or settled as part of the Company’s normal operating cycle of the Company’s core business.

2)	The cost incurred to obtain a contract (mainly commissions) is now capitalized in the statement of financial position and amortized over either the average customer retention period or the contract term, depending on the circumstances. This results in the recognition of contract costs being capitalized under non-current assets on the statement of financial position.

3)	There are no material changes for the purpose of determining whether the Company acts as principal or an agent in the sale of products.

4)	The presentation of certain amounts on the statement of financial position has been changed to reflect the terminology of IFRS 15:

a.	Contract assets recognized in relation to service contracts.
b.	Contract costs in relation to capitalized costs incurred to obtain a contract (mainly commissions).
c.	Contract liabilities in relation to service contracts were previously included in trade and other payables

The Company has adopted the standard using the modified retrospective method. Hence, the cumulative effect of initially applying the standard has been recognized as an adjustment to the opening balance of retained earnings at January 1, 2018 and comparatives have not been restated in accordance with the transitional provisions in IFRS 15. The impact on the opening balance of retained earnings at January 1, 2018 is summarized in the table set out at the bottom of this section.

Additionally, the Company has decided to take some of the practical expedients allowed by the standard, such as:

•	The Company does not adjust the transaction price for the means of a financing component whenever the period between the transfer of a promised good or service to a customer and the associated payment is one year or less; when the period is more than one year the significant financing component is adjusted, if it is material.

•	The Company discloses in the financial statements the transaction price allocated to unsatisfied performance obligations only for contracts that have an original expected duration of more than one year (e.g. unsatisfied performance obligations for contracts that have an original duration of one year or less will not be disclosed).

9

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

•	The Company applies the practical expedient not to disclose the price allocated to unsatisfied performance obligations, if billing is equal to accounting revenue.

•	The Company applies the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

IFRS 9 Financial Instruments

IFRS 9 addresses the classification, measurement and recognition, and impairment of financial assets and financial liabilities as well as hedge accounting. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value, and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the Company’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. A final standard on hedging (excluding macro-hedging) was issued in November 2013 which aligned hedge accounting more closely with risk management and allows to continue hedge accounting under IAS 39. IFRS 9 also clarifies the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost.

The application of IFRS 9 did not have an impact for the Company on classification, measurement and recognition of financial assets and financial liabilities compared to IAS 39, but it has a limited impact on impairment of trade receivables and contracts assets (IFRS 15) as well as on amounts due from joint ventures and related parties – with the application of the expected credit loss model instead of the current incurred loss model. Similar to IFRS 15 adoption, the Company adopted the standard using the modified retrospective transition method and therefore has not restated comparative periods. Hence, the cumulative effect of initially applying the standard has been recognized as an adjustment to the opening balance of retained earnings at January 1, 2018. The impact on the opening balance of retained earnings at January 1, 2018 is summarized in the table set out at the bottom of this section. Finally, the clarification introduced by IFRS 9 on the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost did not have an impact for the Company.

10

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

The application of the IFRS 15 and the IFRS 9 had the following impacts on the Company’s financial position at January 1, 2018:

	At January 1,		Effect of			Effect of			At January 1,
	2018, before		adoption of			adoption of	Total effect		2018, after
Financial position	adoption		IFRS15			IFRS 9	of adoptions		adoption		Reference
Assets
Current
Contract assets	Q	178,806	Q	289,297	Q	(9,534)	Q	279,763	Q	458,569	(i)
Accounts receivable		286,280		-		(20,909)		(20,909)		265,371	(ii)
Non-current
Contract costs		-		18,367		-		18,367		18,367	(iii)
Deferred tax assets		11,838		-		-		-		11,838	(v)
Liabilities
Current
Contract liabilities		(248,110)		(1,336)		-		(1,336)		(1,336)	(iv)
Non-current
Deferred income tax		-		(20,158)		-		(20,158)		(20,158)	(v)
Equity
Retained earnings	Q	2,063,598	Q	286,170	Q	(30,443)	Q	255,727	Q	2,319,325	(vi)

(i)	Contract assets mainly represent subsidized handsets as more revenue is recognized upfront while the cash will be received throughout the subscription period (which is usually between 12 and 36 months). See Note 7.
(ii)	Effect of the application of the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.
(iii)	This mainly represents commissions capitalized and amortized over the average contract term.
(iv)	This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognized when the goods are delivered and the services are provided to customers. The balance also comprises the revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognized over the average customer retention period or the contract term. See Note 16
(v)	Tax effects of the above adjustments.
(vi)	Cumulative catch-up effect.

11

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

At January 1, 2018, there is no impact on the statement of cash flows.

The following summarizes the impact on the statement of comprehensive income of the adoption of the IFRS 15 and 9 as compared to previous standard and interpretations:

	Amounts						Amounts
	prepared						prepared
	under the		Effect of		Effect of		under current
Statement of comprehensive income	previous		adoption of		adoption of		IFRS
for the year ended December 31, 2018	IFRS		IFRS15		IFRS 9		adoption		Reference
Revenue	Q	7,473,475	Q	32,578	Q	-	Q	7,506,053	(i)
Cost of sales		(676,439)		(394,998)		(59,896)		(1,131,334)	(ii)
Operating expenses		(3,228,661)		395,597		-		(2,833,064)	(ii)
Income tax expense	Q	(506,396)	Q	(2,280)	Q	-	Q	(508,676)	(iii)

(i)	Mainly for the change in the timing of revenue recognition due to the reallocation of revenue from postpaid service (over time) to telephone and equipment revenue (point in time).

(ii)	Mainly for the reallocation of costs for selling devices due to change from postpaid service revenue to telephone and equipment revenue as well as the capitalization and amortization of contract costs. It also includes the effect of the application of the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. In operating expenses the main change is related to the relocation of subsidies expenses to cost of sales (see change in note 21).

(iii)	Tax effects of the above adjustments.

12

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Amounts						Amounts
	prepared						prepared
	under the		Effect of		Effect of		under current
Financial position for the year ended	previous		adoption of		adoption of		IFRS
December 31, 2018	IFRS		IFRS15		IFRS 9		adoption		Reference
Assets						-
Contract assets (current)	Q	125,409	Q	314,256	Q	-	Q	439,665	(iv)
Contract costs (non-current)		-		18,966		-		18,966	(v)
Account receivable		318,125				(108,848)		209,277	(vi)
Liabilities
Contract liabilities (current)		177,594		2,590		-		180,184	(vi)
Income tax payable		41,826		2,280		-		44,106	(iii)
Deferred tax liabilities (non-current)		(4,201)		20,157		-		15,956	(viii)
Equity
Retained profits	Q	2,151,647	Q	308,194	Q	-	Q	2,459,841	(xv)

(iv)	Contract asset mainly represents subsidized handsets as more revenue is recognized upfront while the cash will be received along the subscription period (which are usually between 12 to 36 months). Throughout the period ended December 31, 2018 no material impairment loss has been recognized.
(v)	This mainly represents commissions capitalized and amortized over the average contract term.
(vi)	Effect of the application of the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.
(vii)	This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognized upon the goods are delivered and the services are provided to customers. The balance also comprises the revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognized over the average customer retention period or the contract term.
(viii)	Represents the tax payable to Superintendence of Tax Administration for transactions carried during the year ended December 31, 2018.
(ix)	Cumulative catch-up effect and IFRS 15 effect in the current period.

13

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

The application of the following new standards or interpretations did not have an impact for the Company:

IFRS 2 Classification and measurement of transactions of shares-based payment transactions – Amendments to IFRS 2

The IASB issued amendments to the IFRS 2 Share-based Payment, that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

IFRIC 22 Foreign currency transactions and advance consideration

This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

Annual improvements 2014–2016

These amendments impact three standards: IFRS 1 First-time Adoption of IFRS, regarding the deletion of short term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10, effective 1 January 2018. IFRS 12 Disclosure of Interests in Other Entities regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017. IAS 28 Investments in Associates and Joint Ventures regarding measuring an associate or joint venture at fair value effective 1 January 2018.

4.	Summary of significant accounting policies

The following are the most significant accounting policies adopted by the Company in the preparation of its financial statements:

4.1	Functional currency and transactions in foreign currency

4.1.1	Foreign currency

The functional currency of the Company is the Quetzal. The Company records its transactions in foreign currency, any currency other than the functional currency, at the current exchange rate at the date of each transaction. When determining the financial position and the results of its operations, the Company values and adjusts its monetary assets and liabilities stated in foreign currency at the current exchange rate at the date of the statement of financial position. The exchange differences resulting from the application of these procedures are recognized in the results of the year in which they occur.

4.1.2	Current versus non-current classification

The Company presents the statement of financial position based on current and non-current classification.

An asset is classified as current when the Company expects to realize the asset, or has the intention of selling or consuming such asset, during its normal operating cycle; it is held primarily for the purpose of trading; expects to realize the asset within twelve months after the reporting date; or the asset is cash or cash equivalent, except if it is restricted and it cannot be used to cancel a liability during the following twelve months after the reporting date. The Company classifies the rest of its assets as non-current assets.

14

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

A liability is classified as current when the Company expects to settle the liability in its normal operating cycle; it is maintained for the purposes of trading; it must be settled within twelve months after the reporting date; or when the Company has not an unconditional right to defer the settlement of the liability for at least twelve months after the reporting date. The Company classifies the rest of its liabilities as non-current liabilities.

Assets and liabilities related to deferred income taxes are classified by the Company as non-current assets and liabilities, in all cases.

4.2	Cash

The Company holds cash in bank accounts and does not hold any cash equivalents at December 31, 2018 or 2017. For the purposes of the statements of cash flows, cash is presented by the Company net of bank overdrafts, if any.

4.3	Financial instruments

The valuation of the financial instruments of the Company is determined through the amortized cost or fair value, as defined below:

Amortized cost - The amortized cost is calculated using the effective interest rate method less any impairment allowance. The calculation takes in consideration any award or discount in the acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

Fair value - The fair value of a financial instrument that is negotiated in an organized financial market is determined by reference to prices quoted in this financial market for negotiations completed at the date of the statement of financial position. For those financial instruments for which there is no active financial market, the fair value is determined using valuation techniques. Such techniques may include the use of recent market transactions between interested, fully informed parties who act independently; references to the fair values of another substantially similar financial instrument; and discounted cash flows and other valuation models.

4.4	Financial assets

4.4.1	Recognition and initial measurement of financial assets

Financial assets are classified, at initial recognition, as subsequently measured at cost, fair value through, fair value through other comprehensive income, and fair value though profit and loss.

The classification and measurement of its financial assets at initial recognition reflects the business model in which the financial assets are managed and the characteristics of the contractual cash flows of the financial assets.

The Company recognizes all its financial assets initially at fair value plus the costs directly attributable to the transactions, except for financial assets valued at fair value through changes in profit or loss, for which these costs are not considered. The Company recognizes the purchase or sale of financial assets on the date of each transaction, which is the date on which the Company commits to purchase or sell a financial asset.

The Company’s financial assets include cash, accounts receivable, accounts receivable from related parties and other financial assets.

15

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

Financial assets at amortized cost

Financial assets are measured at amortized cost when the following conditions are met: (a) the financial asset is maintained within a business model whose objective is to obtain contractual cash flows; and (b) the contractual terms of the financial asset establish specific dates for the cash flows derived only from payments to principal and interest on the outstanding balance.

4.4.2	Subsequent measurement of the financial assets

The subsequent measurement of financial assets depends on its classification as described below:

Accounts receivable, accounts receivable from related parties and other financial assets

These financial assets are non-derivative financial assets with fixed or determined payments that are not quoted in an active market. After their initial recognition, these financial assets are measured by the Company at their amortized cost using the effective interest rate method less an impairment allowance. Profits or losses are recognized in the results when the accounts receivable are derecognized or impaired, as well as through the process of amortization.

The Company maintains a provision for expected credit losses of accounts receivable based on its historical credit loss experience.

4.4.3	Impairment of financial assets

The Company recognizes an estimate for expected credit losses on financial assets recorded at amortized cost in profit or loss or on financial assets recorded at fair value through changes in other comprehensive income using the simplified approach. The simplified approach does not require an entity to track the changes in credit risk, but, instead, requires the entity to recognize a loss allowance based on lifetime expected credit losses (ECLs) at each reporting date. The Company has established a provision matrix that is based on its historical loss experience, adjusted for forward looking factors specific for debtors and the economic environment.

The Company considers that a financial asset is in default when the contractual payments are over 90 days overdue However, in certain cases, the Company may also consider that a financial asset is in default when internal or external information indicates that it is unlikely that the Company will receive the outstanding contractual amounts in full before taking into account any credit enhancements maintained by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

4.4.4	Derecognition of financial assets

Financial assets are derecognized by the Company when the rights to receive the cash flows of the financial assets expire; or, when the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. No such transfer of financial assets has occurred in 2018.

4.5	Financial liabilities

4.5.1	Recognition and initial measurement of financial liabilities

The financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at the date of its initial recognition.

16

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

The Company recognizes all its financial liabilities initially at the fair value at the date of the acceptance or contracting of the liability, reduced for, in the case of loans and borrowings, directly attributable transaction costs.

The financial liabilities of the Company include accounts payable, accounts payable to related parties, accrued interest and loans.

4.5.2	Subsequent measurement of financial liabilities

The subsequent measurement of the financial liabilities depends on its classification as described below:

Accounts payable, accounts payable to related parties, accrued interest and loans

After the initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. The Company recognizes gains or losses in the income statement when the financial liability is derecognized as well as through the accretion process.

4.5.3	Derecognition of financial liabilities

The financial liabilities are derecognized by the Company when the obligation has been paid, is cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized through income.

4.6	Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale. Cost of inventories includes all cost derived from their acquisition, as well as other costs incurred to give them their status and current location. Inventories in transit are recorded at the invoice cost.

4.7.	Property, plant and equipment

Property, plant and equipment are stated initially and subsequently at its purchase cost less accumulated depreciation and impairment losses, if any. Such cost includes the cost of replacing parts of plant and equipment when this cost is incurred, if it meets the requirement for recognition. Depreciation and disbursements for repair and maintenance which do not meet the conditions for recognition as assets, are expensed in the year in which they are incurred.

Depreciation is calculated under the straight-line method over the useful life estimated for each type of asset. The residual value of the depreciable assets, the estimated useful life and depreciation methods are annually reviewed by management and adjusted when necessary, at the end of each financial year, and adjusted prospectively, if it is required.

A detail of estimated useful lives is presented below:

Estimated useful life

Generators	4 years
Primary network	Between 4 and 7 years
Towers and civil works	Between 10 and 15 years
Customer premise equipment	2 years
Other network equipment	Between 5 and 15 years
Buildings	Between 5 and 40 years
Other assets	Between 1 and 5 years

17

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

Construction and installation costs are charged to temporary accounts and subsequently transferred to the corresponding asset accounts, once the works are completed. These works in process include all disbursements directly related to the design, development and construction of towers or other assets, plus the financial costs attributable to the works.

Improvements to leased properties under operating lease agreements are depreciated under the straight-line method calculated over the term of the corresponding lease agreements.

The estimated costs of the Company’s obligations for dismantling and future disposal of non-financial assets installed on leased property, are capitalized to the corresponding assets and amortized during the term of lease of the property. The amount of the depreciation of these estimated costs is recognized in profit and loss. The amount of the corresponding provision will be reduced as the future cash disbursements are performed.

A component of property, plant and equipment is derecognized when it is disposed or the Company does not expect future economic benefits from its use. Any loss or gain originated from the disposal of the asset, calculated as the difference between its net carrying value and the sales proceeds, is recognized in the results of the year in which the transaction occurs.

4.8	Intangible assets

Intangible assets acquired separately are measured at initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, as appropriate. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is recognized in profit or loss in the period in which the expenditure is incurred. The Company currently does not have any capitalized development costs.

The useful lives of intangible assets are defined as finite or indefinite. Intangible assets with finite lives are amortized under the straight-line method over the estimated useful lives of the assets, which are assessed by the Company on a yearly basis. The amortization expense for intangible assets is recognized in the income statement of the year in which they are incurred. Intangible assets with indefinite useful lives are not amortized and on a yearly basis, or when facts or circumstances indicate that the recorded values may not be recovered, the Company test them for impairment. If such indication exists, and the carrying value exceeds the recoverable amount, the Company values the assets or the cash generating unit at its recoverable amount.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when incurred.

4.8.1	Frequency licenses, network programs and patents

Radio frequency licenses were granted to the Company by government entities for an initial term of between 12 and 15 years. During 2012, an extension of such licenses for an additional term of 20 years was obtained, upon which the licenses will totally expire in 2032 and 2033. Licenses are assessed as having finite useful lives, thus their costs are amortized under the straight-line method based on the useful life of each license.

The network programs are software implemented by the Company for its commercial operation, it has been determined that it has a finite useful life, therefore it is amortized under the straight-line method based on its useful life which is 5 years.

18

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

4.8.2	Indefeasible right of use

The main types of indefeasible rights of use (IRU) and capacity agreements are:

•	Purchase of specified infrastructure;
•	Purchase of lit fiber capacity; and
•	Exchange of network infrastructure or lit fiber capacity.

These are either accounted for as leases (finance or operating), service contracts, or partly as leases and partly as service contracts. Finance leases are treated as CAPEX (capital expenditures), while operating leases and service contracts are classified as OPEX (operating expenditures). Classification depends on an assessment of the characteristics of the arrangements.

A network capacity contract should be accounted for as a lease if, and when:

•	The purchaser has an exclusive right to the capacity for a specified period and has the ability to resell (or sub-let) the capacity; and

•	The capacity is physically limited and defined; and
•	The purchaser bears all costs related to the capacity (directly or not) including costs of operation, administration and maintenance; and
•	The purchaser bears the risk of obsolescence during the contract term.

If all of these criteria are not met, the IRU is considered a service contract and expensed as an operating expense.

If the arrangement is, or contains a lease, the lease is classified as either an operating lease or a finance lease. A finance lease of a network infrastructure IRU is accounted for as a tangible asset. A finance lease of a capacity IRU is accounted for as an intangible asset.

Estimated useful lives of finance leases of capacity IRUs are between 12 and 15 years, or shorter if the estimated useful life of the underlying cable is shorter.

4.9	Impairment of non-financial assets

Management performs a review at each reporting date over the carrying values of its non-financial assets, with the purpose of identifying decreases in the value when facts or circumstances indicate that the recorded values could not be recoverable. If such indication exists and the carrying value exceeds the recoverable amount, the Company reduces the assets or cash-generating units to their recoverable value, defined as the highest amount between its fair value and its value in use. The adjustments generated by this concept are recorded in the results of the year in which they are determined.

The Company assesses at the end of each reporting period if there is any indication that a loss for impairment of the value previously recognized for a non-financial asset other than goodwill, has been reduced or no longer exists. If such indication exists, the Company reassesses the recoverable value of the asset and, if applicable, reverses the loss increasing the asset up to its new recoverable value, which should not exceed the net carrying value of the assets had no impairment been recognized previously.

4.10	Provisions

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The amount of the recorded provisions is periodically evaluated and required adjustments are recorded in the results of the year.

19

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

If the financial effect from discounting the provisions is material, these provisions are discounted to the present value of the disbursements needed to settle the corresponding obligations, using a pre-tax discount rate that fairly reflects, when appropriate, the time value of money and the risk specific to the liability. Where discounting is used, increases in the provision due to the passage of time are recognized as interest expense.

4.11	Operating leases

4.11.1	Company as a lessee

Operating leases are those in which the lessor substantially retains the risks and rewards over the ownership of the asset. Payments over these leases, upon the tariffs established in the corresponding contracts, are recognized as expenses over the straight-line method throughout the term of the lease.

4.12	Revenues from contracts with customers

Revenue from contracts with customers is recognized when the control of the goods and services has been transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange for such goods or services.

Bundled offers are considered arrangements with multiple deliverables or elements, which can lead to the identification of separate performance obligations. Revenue is recognized in accordance with the transfer of goods or services to customers in an amount that reflects the relative standalone selling price of the performance obligation (e.g. sale of telecom services, revenue over time plus sale of handset, revenue at a point in time).

Principal-Agent, some arrangements involve two or more unrelated parties that contribute to providing a specified good or service to a customer. In these instances, the Company determines whether it has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). For example, performance obligations relating to services provided by third-party content providers (i.e., mobile Value Added Services or “VAS”) or service providers where the Company neither controls a right to the provider’s service nor controls the underlying service itself are presented net because the Company is acting as an agent. The Company generally acts as a principal for other types of services where the Company is the primary obligor of the arrangement. In cases the Group determines that it acts as a principal, revenue is recognized in the gross amount, whereas in cases the Company acts as an agent revenue is recognized in the net amount.

4.12.1	Company’s most significant revenues streams are:

4.12.1.      a) Post-paid mobile subscription fees are recognized over the relevant subscribed service period (recurring monthly access fees that do not vary based on usage). The service provision is usually considered as a series of distinct services that have the same pattern of transfer to the customer.

4.12.1       b) Prepaid scratch / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. Revenue is recognized as the credit is used. Unused credit is carried in the statement of financial position as a contract liability. Upon expiration of the validity period, the portion of the contract liability relating to the expiring credit is recognized as revenue, since there is no longer an obligation to provide those services.

4.12.1       c) Revenues from sale of cellular devices and accessories are recognized once control of such goods is transferred to the distributor or the final client. That criteria is fulfilled when the customer has the ability to direct the use and obtain substantially all of the remaining benefits from those goods.

20

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

4.12.1       d) Revenues for the use of network and platform are recognized considering the airtime sold by the related parties.

4.13	Borrowing costs

The Company capitalizes as part of the cost of an asset, the borrowing costs directly attributable to the acquisition, construction, production or installation of an asset that necessarily requires a term to be able for using or selling. Borrowing costs include interest, exchange rate differences and other financial costs. Borrowing costs that do not meet the criteria for capitalization are recorded in income in the year in which they are incurred.

4.14	Taxes

The Company offsets its current and deferred tax assets with current and deferred tax liabilities, respectively, if a legally enforceable right exists to set off the amounts recognized before the same taxation authority and when it has the intention to liquidate them for the net amount or to realize the asset and settle the liability simultaneously.

The Company recognizes income tax and deferred income tax in relation to other components in comprehensive income.

4.14.1	Current income tax

The Company calculates income tax by applying adjustments from certain items, affected by, or subject to income tax, in conformity with current tax regulations.

The current income tax, corresponding to the present and prior periods, is recognized by the Company as a liability if it is not settled. If the amount already paid, which relates to present and prior periods, exceeds the amount payable for those periods, the excess is recognized as an asset.

In Guatemala a company may elect between two tax regimes to determine their current income tax. The Company adopted the optional simplified tax regime based on gross revenues (Régimen Opcional Simplificado sobre Ingresos de Actividades Lucrativas) for determining their current income tax expense, which is based on a 5% rate on the gross monthly revenues up to Q30,000 and 7% for gross revenues in excess of said amount. Additionally, computed capital income and capital gains are taxed at the rate of 10%.

4.14.2	Deferred income tax

Deferred income taxes are determined using the liability method for all temporary differences that exist between the tax basis of the assets, liabilities and net equity and the amounts recorded for financial purposes at the date of the statement of financial position. The deferred income tax is calculated considering the income tax expected to apply to the period in which the asset is estimated will be realized or the liability will be settled. Assets for deferred revenues are recognized only when there is reasonable probability of its realization.

The carrying value of an asset for deferred taxes is subject to review at the date of each statement of financial position. The Company reduces the amount of the deferred tax asset, to the extent that it estimates that it will not have sufficient taxable earnings in the future to allow it to realize all or part of the benefits from the deferred tax asset. Likewise, at the financial period close, the Company reconsiders deferred tax assets that it had not previously recognized to determine if it is now probable that they will be realized and therefore, can be recognized.

4.14.3	Value added tax

Revenues from sales are recorded by the Company net of value added tax and a liability is recognized in the statement of financial position for the related value added tax. Expenses and assets acquired are recorded by the Company net of sales tax if the tax authorities credit these taxes to the Company, recognizing the accumulated amount receivable in the statement of financial position. When the sales tax incurred is not recoverable the Company includes it within the expense or asset, as applicable.

21

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

4.15	Judgments, estimates and significant accounting assumptions

The preparation of financial statements of the Company requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, as well as the disclosure of contingent liabilities. However, the uncertainty about such judgments, estimates and assumptions could result in situations that require adjustments of relative importance over the recorded values of the assets and liabilities on future years (note 24.2).

5.	Future changes in accounting policies

International Financial Reporting Standards or their interpretations issued but not yet effective as of the date of issue of the Company’s financial statements are listed below. The standards or interpretations listed are those which management believes may have an effect on the disclosures, position or financial performance of the Company when applied on a future date. The Company intends to adopt these standards or interpretations when they will be effective.

IFRS 16 Leases

The application of the standard will affect primarily the accounting of the Company’s operating leases. At the reporting date, the Company has non-cancellable operating lease commitments of Q2,138,064, see note 24. These commitments will result in the recognition of a right of use asset and a lease liability for future payments. The application of this standard will affect the Company’s EBITDA, net debt and leverage ratios. The change in presentation of operating lease expenses will result in a corresponding improvement in cash flows derived from operating activities and a decline in cash flows from financing activities. While the Company is finalizing the implementation of the new Standard, as a preliminary result, it expects to recognize right of use assets and lease liabilities of approximately Q1,421,509. Some of the commitments may be covered by the exemption for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

According to the new Standard, the Company shall determine the lease term including any lessee's extension or termination option that is deemed reasonably certain as well as lessors' extension or termination option. The assessment of such options shall be performed at the commencement of a lease. This requires judgment by the management of Millicom, which may have a significant impact on the lease liability recognized under IFRS 16.

At transition date, the Company will recognize lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities will be measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at January 1, 2019. The right-of-use asset will be measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

Short-term leases with a term not exceeding the 12 months as well as leases where the underlying asset is of low value will not be capitalized. Instead, the Company will use the practical expedient and associated lease payments will be recognized as an expense.

Furthermore, the Company will take the additional following decisions to adopt the standard:

•	Non-lease components will be capitalized (IFRS16.15)
•	Intangible assets will be considered out of IFRS 16 scope (IFRS16.4)

The Company will adopt the standard using the modified retrospective approach with the cumulative effect of applying the new standard recognized in retained earnings at 1 January 2019. Comparatives for the 2018 financial statements will not be restated.

22

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

Amendment to IFRS 9 Financial Instruments, on prepayment features with negative compensation

This amendment confirms that when a financial liability measured at amortized cost is modified without this resulting in de-recognition, a gain or loss should be recognized immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

The Company expects this amendment to have an impact in the future on the financial statements in case of a modification of a financial liability measured at amortized cost. The amendment is effective for annual periods beginning on January 1, 2019.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 Income taxes, are applied where there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after 1 January 2019. Earlier application is permitted. The Company is currently assessing the impact of this interpretation

Amendments to IAS 19 Employee Benefits on plan amendment, curtailment or settlement

These amendments require an entity to:

•	Use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and
•	Recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Annual improvements 2015–2017

These amendments impact four standards: IFRS 3, Business Combinations and IFRS 11 Joint Arrangements regarding previously held interest in a joint operation. IAS 12, Income Taxes regarding income tax consequences of payments on financial instruments classified as equity. And finally, IAS 23, Borrowing Costs regarding eligibility for capitalization. Again, the Comapny does not expect these improvements to have a material impact on the financial statements. These improvements have not been endorsed by the EU yet.

Amendments to IFRS 3 – definition of a business

This amendment revises the definition of a business. The Company does not expect these amendments to have a material impact on the financial statements. The amendment is effective for annual periods beginning on January 1, 2020.

The Company is currently assessing the impacts that the aforementioned amendments might on the financial statements

6.	Cash

A summary of cash is presented below at December 31:

	2018		2017
Cash in banks:
In Dollars of the United States of America (“Dollars” or “US$”)	Q	947,627	Q	1,522,648
In Quetzals		380,563		277,713
	Q	1,328,190	Q	1,800,361

23

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks.

At December 31, 2018 and 2017 no restrictions of use of the balances in cash on banking accounts existed.

7.	Accounts receivable

The balance of accounts receivable is presented below at December 31:

	2018		2017
Accounts receivable	Q	318,125	Q	698,090
Less: estimate for expected credit losses		(108,848)		(411,810)
Accounts receivables total		209,277		286,280
Contract assets		439,665		178,806
	Q	648,942	Q	465,086

Accounts receivable are non-interest bearing, their average term of collection generally extends up to 90 days from the date of the issuance of the invoice, are not subject to any discount for early payment and are recoverable in the functional currency of the financial statements, except for the amount of Q1,592 in 2018, which is recoverable in US$ (2017: Q69,514 (note 25).

Contract assets

The balance of Contract assets is presented below:

	2018		2017
Accrued income	Q	125,409	Q	178,806
Contract assets (a)		314,256		-
	Q	439,665	Q	178,806

(a)    As December 31, 2018 The Company have Contract assets for Q314,256, mainly represent subsidized handsets as more revenue is recognized upfront while the cash will be received throughout the subscription period

A detail of the movement of the estimate for expected credit losses is presented below:

	December 31
	2018		2017
Balance at beginning of year	Q	411,810	Q	400,959
Allowance for the year (note 20)		44,179		68,673
Bad debts written-off		(368,050)		(57,822)
Changes on accounting policies (note 3)		20,909		-
Balance at the end of year	Q	108,848	Q	411,810

An impairment analysis is performed on each closing date using a matrix of estimates to calculate the expected credit losses. Provisions are based on expired days for different types of customers.

The calculation reflects the weighted probability result, the time value of the money and a reasonable and bearable information about past events that is available at the closing date, current conditions and forecasts of future economic conditions.

24

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

Following is the information about the credit risk exposure in trade accounts receivable and in the Company's contractual assets using the Company’s approved provision matrix. An analysis of the ageing of the non-impaired accounts receivable is as follows at December 31:

					Less		Between		Between
	Contractual				than 30		30 and		61 and
At December 31, 2018	assets		Current		days		60 days		90 days		>91 days		Total
Amount of assessed assets:
Account receivable	Q	323,129	Q	190,102	Q	24,933	Q	10,450	Q	9,390	Q	83,250	Q	318,125
Accrued income		125,409		-		-		-		-		-		125,409
Expected credit loss		(8,873)		(5,017)		(8,681)		(6,170)		(6,180)		(82,800)		(108,848)
	Q	439,665	Q	185,085	Q	16,252	Q	4,280	Q	3,210	Q	450	Q	334,686

Expected credit loss (weighted average rate)	3%	8%	29%	45%	65%	100%

An analysis of the ageing of the non-impaired accounts receivable is as follows as of December 31, 2017

	Total		Current		< 30 days		31-60 days		61-90 days
2017	Q	465,086	Q	353,499	Q	45,385	Q	32,976	Q	33,226

25

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

8.	Balances and transactions with related parties

A summary of the balances and transactions with related parties is provided below at December 31:

	Country	Relation	2018		2017
Accounts receivable

Millicom International II N.V.	Luxemburg	Joint control	Q	2,434,153	Q	2,000,539
Miffin Associates Corp.	Panama	Joint control		1,990,876		1,637,292
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		1,078,598		330,089
Navega.com, S.A.	Guatemala	Associate		537,094		665,627
Nexcel, S.A.	Guatemala	Associate		24,179		36,624
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		13,000		6,800
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		6,553		78,028
Cloud2Nube, S.A.	Guatemala	Associate		3,826		4,583
Comunicaciones Corporativas, S.A.	Guatemala	Associate		1,450		2,550
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		742		1,042
Telefónica Celular, S.A. de C.V.	El Salvador	Associate		657		1,228
Millicom International Cellular, S.A.	Luxemburg	Associate		64		420
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		10		10
Total				6,091,202		4,764,832
Less: long-term portion				(3,393,835)		(2,596,909)
Short-term portion			Q	2,697,367	Q	2,167,923

26

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Country	Relation	2018		2017
Accounts payable
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	189,984	Q	117,408
Millicom International Cellular, S.A.	Luxemburg	Associate		19,794		21,814
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		15,653		16,838
Distribuidora Internacional de Comunicaciones, S.A.	Guatemala	Associate		11,355		46,131
Millicom Spain, S.L.	Spain	Associate		8,744		3,569
Industrias Masscardy, S.A.	Guatemala	Associate		8,715		44
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		4,205		72,891
Molvis, S.A.	Guatemala	Associate		3,155		24
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		2,759		2,687
Inmobiliaria y Desarrolladora Empresarial de América, S.A.	Guatemala	Associate		2,091		671
Telefónica Celular, S.A. de C.V.	Paraguay	Associate		1,874		1,337
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		1,500		1,115
Megaprint, S.A.	Guatemala	Associate		596		69
Navega.com, S.A.	Guatemala	Associate		570		6,838
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Associate		286		266
Cloud2Nube, S.A.	Guatemala	Associate		220		207
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Associate		130		-
Transportista Eléctrica Centroamericana, S A	Guatemala	Associate		42		-
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		1		187
Equiman, S.A.	Guatemala	Associate		1		-
Newcom Limited Bermuda	Bermuda	Associate		-		12,829
Las Azaleas, S.A.	Guatemala	Associate		-		12,723
Nexcel, S.A.	Guatemala	Associate		-		276
Manta, S.A.	Guatemala	Associate		-		116
Porada, S.A.	Guatemala	Associate		-		38
Innovaprint, S.A.	Guatemala	Associate		-		36
Innovacel, S.A.	Guatemala	Associate		-		20
Maquinaria de Occidente, S.A.	Guatemala	Associate		-		3
			Q	271,675	Q	318,137

27

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

A summary of the significant transactions with related parties is presented as follows for the year ended December 31:

	Country	Relation	2018		2017		2016
Revenues:
Revenues for use of network and platform								-
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	50,597	Q	53,380	Q	31,805
Navega.com, S.A.	Guatemala	Associate		6,569		8,378		8,011
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		-		-		7,324
			Q	57,166	Q	61,758	Q	47,140
Selling of airtime
Nexcel, S.A.	Guatemala	Associate	Q	1,564,875	Q	1,430,727	Q	1,414,891
Asistencia Global de Guatemala, S.A.	Guatemala	Associate		-		-		1,391
			Q	1,564,875	Q	1,430,727	Q	1,416,282
Interconnection services
Telefónica Celular, S.A. de C.V.	Honduras	Associate	Q	2,475	Q	2,483	Q	3,370
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		2,248		2,560		2,909
			Q	4,723	Q	5,043	Q	6,279
Lease of websites
Navega.com, S.A.	Guatemala	Associate	Q	1,007	Q	985	Q	993

Income from links, data and fixed line
Navega.com, S.A.	Guatemala	Associate	Q	1,499	Q	1,801	Q	1,699
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		19		20		22
			Q	1,518	Q	1,821	Q	1,721

28

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Country	Relation	2018		2017		2016
Other revenues
Millicom International II N.V.	Luxemburg	Joint control	Q	51,880	Q	39,913	Q	1,182
Miffin Associates Corp.	Panama	Joint control		41,701		33,147		-
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Associate		1,691		1,595		-
Megaprint, S.A.	Guatemala	Associate		781		367		-
Telefónica Celular, S.A. de C.V.	Honduras	Associate		631		-		-
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		529		-		-
Industrias Masscardy, S.A.	Guatemala	Associate		393		449		-
Protección Integral, S.A.	Guatemala	Associate		286		-		-
Garda, S.A.	Guatemala	Associate		120		133		-
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Associate		104		-		-
Anacapri, S.A.	Guatemala	Associate		65		71		-
Almacenaje y Manejo de Materiales Eléctricos, S.A.	Guatemala	Associate		50		6		-
Innovaprint, S.A.	Guatemala	Associate		24		24		-
Las Azaleas, S.A.	Guatemala	Associate		12		32		-
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Associate		3		-		-
Energica, S.A.	Guatemala	Associate		1		1		-
Olomega, S.A.	Guatemala	Associate		-		47		-
Parinacota, S.A.	Guatemala	Associate		-		47		-
Millicom International Cellular, S.A.	Luxembourg	Associate		-		-		38
			Q	98,271	Q	75,832	Q	1,220
Expenses:
Services of payroll administration (note 21.1)
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	368,238	Q	-	Q	370,000
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		-		345,100		-
			Q	368,238	Q	345,100	Q	370,000

Transmission of data and links
Millicom Spain, S.L.	Spain	Associate	Q	12,094	Q	13,113	Q	16,121

Services of interconnection
Telefónica Celular, S.A. de C.V.	Honduras	Associate	Q	5,301	Q	5,191	Q	5,736
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		3,644		3,757		4,795
Telefónica Celular de Bolivia, S.A.	Bolivia	Associate		-		5		7
			Q	8,945	Q	8,953	Q	10,538

29

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Country	Relation	2018		2017		2016
Telecommunications services
Navega.com, S.A.	Guatemala	Associate	Q	6,105	Q	6,105	Q	-

Building lease
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate	Q	28,474	Q	27,786	Q	27,748

Purchase of inventory of cell phones and cards
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	696,549	Q	641,946	Q	607,961

Network maintenance and lease of sites
Las Azaleas, S.A.	Guatemala	Associate	Q	209,679	Q	206,543	Q	206,440
Industrias Masscardy, S.A.	Guatemala	Associate		91,474		90,751		85,675
Molvis, S.A.	Guatemala	Associate		33,180		33,950		32,297
Equiman, S.A.	Guatemala	Associate		11,093		10,936		10,611
Inmobiliaria y Desarrolladora Empresarial de América, S.A.	Guatemala	Associate		6,876		5,581		-
Innovacel, S.A.	Guatemala	Associate		2,927		2,900		2,895
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Associate		438		344		-
Maquinaria de Occidente, S.A.	Guatemala	Associate		245		575		526
Parinacota, S.A.	Guatemala	Associate		222		211		-
			Q	356,134	Q	351,791	Q	338,444

30

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Country	Relation	2018		2017		2016
Other services
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate	Q	45,000	Q	45,276	Q	64,432
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Associate		37,415		38,343		-
Supervisora de Occidente, S.A.	Guatemala	Associate		34,847		31,650		31,118
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		12,000		31,534		-
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Associate		10,876		12,308		-
Millicom Spain, S.L.	Spain	Associate		6,319		-		-
Megaprint, S.A.	Guatemala	Associate		6,101		5,550		4,323
Nexcel, S.A.	Guatemala	Associate		4,095		3,882		5,085
Navega.com, S.A.	Guatemala	Associate		3,441		3,441		3,441
Cloud2Nube, S.A.	Guatemala	Associate		2,400		2,400		1,500
Cualirecursos, S.A.	Guatemala	Associate		2,395		-		-
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		1,380		1,150		2,200
Inversiones Sochi, S.A.	Guatemala	Associate		1,369		-		-
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		825		2,000		2,000
Manta, S.A.	Guatemala	Associate		659		841		1,095
Innovaprint, S.A.	Guatemala	Associate		392		381		506
Porada, S.A.	Guatemala	Associate		227		464		426
Firma de Auditoria y Asesoría Financiera, S.A.	Guatemala	Associate		202		186		182
Energica, S.A.	Guatemala	Associate		12		-		-
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		9		-		-
Parinacota, S.A.	Guatemala	Associate		-		211		-
Bassett	Guatemala	Associate		-		-		925
Promociones Acertadas, S.A.	Guatemala	Associate		-		-		6
			Q	169,964	Q	179,617	Q	117,239

31

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Country	Relation	2018		2017		2016
Loans granted to related parties
Millicom International II N.V.	Luxembourg	Joint control	Q	1,392,991	Q	1,148,246	Q	1,775,048
Miffin Associates Corp.	Panama	Joint control		1,140,604		939,506		1,540,177
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		756,600		64,056		192,769
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		154,259		57,369		21,314
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		20,000		-		10
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		15,000		11,800		3,000
Cloud2Nube, S.A.	Guatemala	Associate		1,408		-		-
Navega.com, S.A.	Guatemala	Associate		4		-		-
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		-		-		100
			Q	3,480,866	Q	2,220,977	Q	3,532,418

Loan repayments from related parties
Millicom International II N.V.	Luxembourg	Joint control	Q	1,069,212	Q	1,049,220	Q	1,336,435
Miffin Associates Corp.	Panama	Joint control		877,220		862,790		1,086,194
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		209,415		1,996		115,675
Navega.com, S.A.	Guatemala	Associate		127,604		114,600		39,980
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		20,000		-		-
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		8,800		5,000		3,000
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		8,085		5,127		3,779
Cloud2Nube, S.A.	Guatemala	Associate		2,165		3,600		2,669
Comunicaciones Corporativas, S.A.	Guatemala	Associate		1,100		850		2,600
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		-		-		100
			Q	2,323,601	Q	2,043,183	Q	2,590,432

32

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Country	Relation	2018		2017		2016
Loans granted by related parties
Newcom Limited Bermuda Servicios Innovadores de Comunicación y	Bermuda	Associate	Q	36,699	Q	-	Q	-
Entretenimiento, S.A. Servicios Especializados en	Guatemala	Associate		12,333		792		-
Telecomunicaciones, S.A. Distribuidora Central de	Guatemala	Associate		1,558		291		33,801
Comunicaciones, S.A.	Guatemala	Associate		16		403		7,531
Navega.com, S.A.	Guatemala	Associate		12		-		913
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		6		-		-
Cloud2Nube, S.A.	Guatemala	Associate		-		452		-
			Q	50,624	Q	1,938	Q	42,245
Loan repayments to related parties
Newcom Limited Bermuda Distribuidora Internacional de	Bermuda	Associate	Q	50,344	Q	-	Q	-
Comunicaciones, S.A. Servicios Innovadores de Comunicación y	Guatemala	Associate		34,776
Entretenimiento, S.A. Servicios Especializados en	Guatemala	Associate		12,331		793		-
Telecomunicaciones, S.A. Distribuidora Central de	Guatemala	Associate		1,558		291		33,801
Comunicaciones, S.A.	Guatemala	Associate		18		574		8,525
Navega.com, S.A.	Guatemala	Associate		12		-		913
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		6		-		-
Cloud2Nube, S.A.	Guatemala	Associate		-		452		-
			Q	99,045	Q	2,110	Q	43,239

Terms and conditions of transactions with related parties

The sales and purchases of goods and services between related parties are carried out at the prices and terms previously agreed between the parties. The accounts receivable and payable from and to related parties are unsecured and do not generate interest, except for the loans granted to Millicom International II N.V. and Miffin Associates Corp, which accrue interest of 2.88% annually at market rates as mentioned below. The maturity terms for accounts receivable and accounts payable from or to related parties extend up to 60 days from the corresponding invoices’ issue date, are not subject to any discount for early payment and are recoverable or payable in the functional currency of the financial statements, except for the balances indicated on note 25, risk of exchange rate section. During the years that ended on December 31, 2018 and 2017, the Company has not recorded any impairment over the accounts receivable from related parties.

33

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

The loans received from or granted to related parties without interest or with interest at a different market rate are initially registered at their fair value, considering an interest rate of market for similar loans at the start of the loan, as stated by IFRS 9, 5.1.1. The difference between the amount of the loan and its fair value is recognized in equity as another component of the equity. At December 31, 2018 and 2017, loans received from (and granted to) related parties are payable or collectible at demand and classified as current assets or liabilities, except those granted to Millicom International II N.V. and Miffin Associates Corp., which are long term and accrue interest at a market interest rate as detailed below:

Interests over granted loans	Country	Relation	2018		2017		2016

Millicom International II N.V.	Luxemburg	Joint control	Q	51,880	Q	39,913	Q	1,182
Miffin Associates Corp.	Panama	Joint control		41,701		33,147		1,009
			Q	93,581	Q	73,060	Q	2,191

9.	Other assets

	2018		2017

Prepayments	Q	32,251	Q	24,211
Prepayments to vendors		1,532		1,751
Value added tax		776		-
	Q	34,559	Q	25,962

10.	Inventories

	2018		2017
At cost:
Cell phones and equipment	Q	5,436	Q	5,980

No adjustments were made during the years ended on December 31, 2018 and 2017 regarding to the valuation of inventories at net realizable value.

34

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

11.	Property, plant and equipment

A summary of the property, plant and equipment and accumulated depreciation for the year ended on December 31, 2018, is presented below:

	Balance at								Balance at
	12-31-2017		Additions (a)		Retirements		Transfers		12-31-2018
Cost:
Generators	Q	241,160	Q	17,659	Q	(6,958)	Q	1,889	Q	253,750
Primary network		1,036,621		46,927		(116,085)		25,181		992,644
Towers and civil works		2,981,306		96,766		(37,903)		(3,366)		3,036,803
Customer premise equipment		30,399		7,885		(11,743)		386		26,927
Other network equipment		4,850,749		234,547		(1,014,930)		32,581		4,102,947
Buildings		248,838		6,230		(5,376)		(349)		249,343
Other assets		811,234		67,237		(105,238)		42,965		816,198
Work in process		187,573		82,544		(209)		(111,516)		158,392
Parts		11,782		-		(2,685)		(5,338)		3,759
Financial lease – other network equipment		7,478		-		-		-		7,478
		10,407,140		559,795		(1,301,127)		(17,567)		9,648,241
Accumulated depreciation:
Generators		215,302		12,572		(6,950)		99		221,023
Primary network		693,533		85,960		(109,227)		(17,766)		652,500
Towers and civil works		1,767,049		251,332		(29,827)		(3,132)		1,985,422
Customer premise equipment		25,104		8,636		(11,743)		226		22,223
Other network equipment		3,372,282		392,099		(994,211)		(14,493)		2,755,677
Financial lease – other network equipment		987		623		-		-		1,610
Buildings		162,509		17,161		(4,977)		(47)		174,646
Other assets		559,351		85,635		(102,403)		30,995		573,578
	Q	6,796,117	Q	854,018	Q	(1,259,338)	Q	(4,118)	Q	6,386,679

(a)	Q374 corresponds to the capitalization of the costs of the asset retirement obligation (note 17).

35

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Balance at 12-31-2017		Additions (a)		Transfers		Balance at 12-31-2018
Estimated impairment:
Generators	Q	1,001	Q	-	Q	-	Q	1,001
Primary network		17,094		-		-		17,094
Towers and civil works		515		-		-		515
Financial lease – Other network equipment		157,125		-		-		157,125
Buildings		7,171		-		-		7,171
Other assets		30,822		-		-		30,822
		213,728	Q	-	Q	-		213,728
Net book value	Q	3,397,295					Q	3,047,834

36

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

A summary of the property, plant and equipment and accumulated depreciation for the year ended on December 31, 2017, is presented below:

									Reclassification
	Balance at								between		Balance at
	12-31-2016		Additions (a)		Retirements		Transfers		accounts		12-31-2017
Cost:
Generators	Q	242,502	Q	17,136	Q	(18,478)	Q	-	Q	-	Q	241,160
Primary network		1,304,591		52,656		(406,616)		85,990		-		1,036,621
Towers and civil works		2,904,908		95,602		(33,885)		14,681		-		2,981,306
Customer premise equipment		23,368		7,786		(702)		(53)		-		30,399
Other network equipment		5,029,856		262,740		(542,574)		100,727		-		4,850,749
Buildings		244,200		10,243		(5,326)		(279)		-		248,838
Other assets		716,693		99,376		(27,908)		23,073		-		811,234
Work in process		421,827		-		(387)		(233,867)		-		187,573
Parts		3,014		11		-		8,757		-		11,782
Financial lease – other
network equipment		7,478		-		-		-		-		7,478
		10,898,437		545,550		(1,035,876)		(971)		-		10,407,140

Accumulated depreciation:
Generators		220,040		12,760		(17,498)		-		-		215,302
Primary network		967,272		108,985		(387,091)		-		4,367		693,533
Towers and civil works		1,537,362		239,221		(12,009)		-		2,475		1,767,049
Customer premise equipment		18,954		6,853		(703)		-		-		25,104
Other network equipment		3,472,047		439,226		(531,504)		-		(7,487)		3,372,282
Financial lease – other
network equipment		364		623		-		-		-		987
Buildings		139,803		27,006		(4,300)		-		-		162,509
Other assets		485,171		101,356		(27,849)		-		673		559,351
	Q	6,841,013	Q	936,030	Q	(980,954)	Q	-	Q	28	Q	6,796,117

(a)	Q20,337 correspond to the capitalization of asset retirement obligation costs (note 17).

37

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Balance at						Balance at
	12-31-2016		Additions (a)		Transfers		12-31-2017
Estimated impairment:
Generators	Q	1,014	Q	(13)	Q	-	Q	1,001
Primary network		12,721		4,373		-		17,094
Towers and civil works		118		397		-		515
Customer Premise Equipment		692		(692)		-		-
Financial lease – Other network equipment		85,969		71,156		-		157,125
Buildings		6,942		229		-		7,171
Other assets		30,421		401		-		30,822
		137,877	Q	75,851	Q	-		213,728
Net book value	Q	3,919,547					Q	3,397,295

(a)	During December 2017, a fixed asset impairment analysis was performed in connection to the assets related to the five-year contract with the Government of Guatemala for the provision of surveillance services that ended on July 2016 and management concluded to recognize an additional impairment of Q75,851 (note 21). At December 31, 2017, fixed assets related with this contract have been completely impaired.

38

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

A summary of property, plant and equipment and accumulated depreciation for the year ended December 31, 2016 is presented as follows:

	Balance at								Balance at
	12-31-2015		Additions (a)		Retirements		Transfers		12-31-2016
Cost:
Generators	Q	231,713	Q	10,401	Q	-	Q	388	Q	242,502
Primary network		1,226,253		41,920		(370)		36,788		1,304,591
Towers and civil works		2,730,870		177,662		(1,824)		(1,800)		2,904,908
Customer Premise Equipment		16,848		6,479		(4)		45		23,368
Other network equipment		4,606,546		306,917		(72,196)		188,589		5,029,856
Buildings		203,545		28,424		-		12,231		244,200
Other assets		599,177		66,659		(9,299)		60,156		716,693
Work in process		609,480		111,792		(796)		(298,649)		421,827
Parts		762		-		-		2,252		3,014
Financial lease – other network equipment		-		7,478		-		-		7,478
		10,225,194		757,732		(84,489)		-		10,898,437

Accumulated depreciation
Generators		206,577		13,463		-		-		220,040
Primary network		856,319		111,016		(314)		251		967,272
Towers and civil work		1,310,348		227,861		(596)		(251)		1,537,362
Equipment installed on clients		14,737		4,221		(4)		-		18,954
Another network equipment		3,085,571		455,903		(69,621)		194		3,472,047
Financial lease – other network equipment		-		364		-		-		364
Other network equipment
Buildings		110,740		28,812		-		251		139,803
Other assets		395,773		98,945		(9,102)		(445)		485,171
	Q	5,980,065	Q	940,585	Q	(79,637)	Q	-	Q	6,841,013

(a)	Q50,126 correspond to the capitalization of asset retirement obligation cost.

39

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

	Balance at						Balance at
	12-31-2015		Additions (a)		Transfers		12-31-2016
Estimated impairment
Generators	Q	-	Q	1,014	Q	-	Q	1,014
Primary network		-		12,721		-		12,721
Towers and civil works		-		118		-		118
Customer Premise Equipment		-		692		-		692
Financial lease – Other network equipment		-		85,969		-		85,969
Generators		-		6,942		-		6,942
Primary network		-		30,421		-		30,421
		-	Q	137,877	Q	-		137,877
Net book value	Q	4,245,129					Q	3,919,547

(a)	During December 2016, a fixed asset impairment analysis was performed in connection with the five-year contract agreement with the Government of Guatemala and management concluded that an impairment amounting to Q137,877 (note 21) was required. At December 31, 2016, the net carrying value considered recoverable, after the impairment, amounted to Q114 million. The recoverable amount of the fixed assets associated with this project has been determined through the calculation of the value in use, using cash flow forecasts based on budgets approved by management, which covered the term of five years. The expectation of income for the projected years was based on surveillance services for private customers, municipalities and the expansion in the small and medium entities customer base. The discount rates after taxes applied to the cash flow forecast was of 14.9%.

40

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

12.	Intangible assets

A summary of intangible assets and their accumulated depreciation for the year ended on December 31, 2018, is presented as follows:

	Balance at								Balance at
	12-31-2017		Additions		Withdrawals		Transfers		12-31-2018
Cost:
Network programs	Q	1,215,933	Q	132,902	Q	(133,214)	Q	17,553	Q	1,233,174
Licenses		449,548		-		-		-		449,548
Other intangible assets		704		18		-		-		722
Intangible in process		12		-		-		14		26
Irrevocable right of use – IRU		107,983		31,075		-		-		139,058
		1,774,180		163,995		(133,214)		17,567		1,822,528
Accumulated amortization:
Network programs
Licenses		872,830		138,112		(128,678)		4,118		886,382
Other intangible assets		281,835		11,137		-		-		292,972
Irrevocable rights of use – IRU		189		144		-		-		333
		41,353		7,595		-		-		48,948
		1,196,207		156,988		(128,678)		4,118		1,228,635
Estimated impairment:
Network programs		447		-		-		-		447
		447	Q	-	Q	-	Q	-		447
Net book value	Q	577,526							Q	593,446

41

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

A summary of intangible assets and their accumulated depreciation for the year ended on December 31, 2017, is presented as follows:

									Reclassification
	Balance at								between		Balance at
	12-31-2016		Additions (a)		Withdrawals		Transfers		accounts		12-31-2017
Cost:
Network programs	Q	1,070,820	Q	144,164	Q	(10)	Q	971	Q	-	Q	1,215,945
Licenses		449,548		-		-		-		-		449,548
Other intangible assets		700		4		-		-		-		704
Irrevocable right of use – IRU		79,978		28,005		-		-		-		107,983
		1,601,046		172,173		(10)		971		-		1,774,180
Accumulated
amortization:
Network programs
Licenses		748,334		124,531		(10)		-		(25)		872,830
Other intangible assets		270,699		11,139		-		-		(3)		281,835
Irrevocable rights of use IRU		47		142		-		-		-		189
		35,817		5,536		-		-		-		41,353
		1,054,897		141,348		(10)		-		(28)		1,196,207
Estimated impairment:
Network programs		436		11		-		-		-		447
		436	Q	11	Q	-	Q	-	Q	-		447
Net book value	Q	545,713									Q	577,526

(a)	During December 2017, an intangible asset impairment analysis was performed for the five-year contract agreement with the Government of Guatemala and management concluded that an impairment of Q11 (note 21) must be recognized. Intangible assets related with this contract are completely impaired.

42

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

A summary of intangible assets and their accumulated depreciation for the year ended on December 31, 2016 is presented as follows:

	Balance at						Balance at
	12-31-2015		Additions		Transfers		12-31-2016
Cost:
Network programs	Q	846,972	Q	223,836	Q	12	Q	1,070,820
Licenses		415,211		34,349		(12)		449,548
Other intangible assets		-		700		-		700
Irrevocable right of use – IRU		69,467		10,511		-		79,978
		1,331,650		269,396		-		1,601,046
Accumulated amortization
Network programs		653,646		94,688		-		748,334
Licenses		260,239		10,460		-		270,699
Other intangible assets		-		47		-		47
Irrevocable Right of Use – IRU		32,231		3,586		-		35,817
		946,116		108,781		-		1,054,897
Estimated impairment
Network programs		-		436		-		436
		-	Q	436	Q	-		436
Net book value	Q	385,534					Q	545,713

(a)	On December 2016, an intangible asset impairment analysis was performed for the five-year contract agreement with the Government of Guatemala and management concluded that an impairment of Q436 (note 21) must be recognized.

43

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

13.	Loans

Loan balances are as follows at December 31:

	2018		2017
In US$
Credit Suisse AG (a)	Q	6,099,376	Q	5,773,225
In Quetzals
Banco Industrial, S.A. (b)		174,320		174,320
Long-term loans payable	Q	6,273,696	Q	5,947,545

(a)	On January 2014, the Company obtained a loan with Credit Suisse AG, Cayman Island Branch. Loan proceeds were funded by a bond issuance by Comcel Trust. The bonds were guaranteed by Comcel and listed on the Luxembourg Stock Exchange.

The maturity of this debt is 10 years at 6.875% fixed annual interest. Interest is payable bi-annually and the principal is payable upon maturity. The debt was used to pay off loans in effect at December 31, 2014, to continue with the capital investments, and for working capital. At December 31, 2018 and 2017, the total debt includes the discount granted when contracted, which is being amortized over the term of the loan.

(b)	Loan contracted in Quetzals on May 4, 2015, for Q174,320 for a term of 120 months. This loan accrues an annual fixed interest rate of 7.20%, which is payable monthly to Banco Industrial, S.A., a banking institution of Guatemala. The principal is due at maturity.

The bank loan movement is as follows at December 31:

	2018		2017
Beginning balance	Q	5,947,545	Q	6,070,051
Currency exchange differences		326,151		(122,506)
	Q	6,273,696	Q	5,947,545

A summary of the maturity of the long-term loans payable is as follows:

	2018
At December 31, 2024	Q	6,099,376
At May 4, 2025		174,320
	Q	6,273,696

These loans agreement contains various covenants requiring compliance by the Company. These covenants include certain quantitative limits on future borrowings, periodic financial statement reporting requirements, and other general terms and conditions.

At December 31, 2018 and 2017 and the Company was in compliance with all of the restrictive financial covenants contained within such agreement.

44

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

14.	Accounts payable

	At December 31
	2018		2017
Local suppliers	Q	282,349	Q	318,381
Foreign suppliers		273,192		224,269
	Q	555,541	Q	542,650

The due dates for accounts payable extend up to 60 days from the corresponding documents or invoices’ issue dates, are not subject to any discount for early payment and do not generate interest; local suppliers are payable in the functional currency of the financial statements and foreign suppliers, in US$.

15.	Other accounts payable

	At December 31
	2018		2017
Withholding tax payable	Q	5,612	Q	5,643
Obligations for financial leasing		5,397		5,557
Value added tax		-		22,892
Other liabilities		31,719		21,215
	Q	42,728	Q	55,307

The other accounts payable do not generate interest, are not subject to any discount for early payment, have a normal due date of 60 days after the invoice date and are payable in the functional currency of the financial statements.

16.	Contract liabilities

	At December 31
	2018		2017
Deferred revenue	Q	177,594	Q	248,110
Contract liabilities		2,590		-
	Q	180,184	Q	248,110

A summary of the annual movement of the contract liabilities account is shown below:

	At December 31
	2018		2017
Balances at the beginning of the year	Q	248,110	Q	212,713
Contract liabilities		2,590		-
Deferred revenue during year		3,761,534		3,602,436
Recognized in profit and loss		(3,832,050)		(3,566,458)
Balance at year end	Q	180,184	Q	248,110

45

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

17.	Provisions

The provisions for long-term retirement of assets are comprised at December 31 follows:

	2018		2017		2016
Balance at beginning of year	Q	258,900	Q	235,698	Q	183,390
Addition of new sites (note 11)		374		25,750		52,594
Sites’ write-off		(1,252)		(2,548)		(286)
Interest		1,949		-		-
Decrease in the provision for rate change		(12,099)		-		-
Balance at end of year	Q	247,872	Q	258,900	Q	235,698

The provision for asset retirement is created when the Company signs a lease contract for a property where the cell site will be installed, if the contract specifies that the property has to be subsequently returned as it was initially delivered to the Company.

In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the equipment from the site and the expected timing of those costs. The Company estimates that the costs will be realized during 15 years’ time, the related contract term, and calculates the provision using the discounted free cash flows method using a discount rate of 9.84% (2017: 8.43%).

18.	Equity

18.1	Issue capital

The capital at December 31, 2018 and 2017 was comprised of 500 common shares with a nominal value of Q50 each, equivalent to Q25,000. These shares are fully subscribed and paid.

18.2	Legal reserve

Upon articles 36 and 37 of the Commerce Code of Guatemala and its reforms by decree 18-2017, every corporation must annually separate five per cent (5%) of the net income of each year to increase the legal reserve. This reserve cannot be distributed in any way among the shareholders, until the liquidation of the corporation. However, it can be convert the excess amount into capital when it exceeds the fifteen percent (15%) of the capital at the closing of the immediate preceding year, without prejudice of continue reserving the annual five per cent (5%) previously mentioned.

18.3	Dividends declared

During the years ended on December 31, 2018 and 2017, the Company declared dividends amounting to Q2,298,671 (including Q114,934 that were withheld from the shareholders as income tax) and Q2,129,103 (including Q106,455 that were withheld from shareholders as income tax), equivalent to Q4,597 and Q4,258 per share, respectively. From the declared dividends in 2018, Q1,913,506 were compensated with accounts receivable from related parties and Q270,231 paid in cash (in 2017, Q1,942,560 were compensated with accounts receivable from related parties and Q.80,088 paid in cash).

18.4	Other components of the equity

18.4.1	Shared-based incentive plan

There are two types of plans applicable to Comcel, sponsored by Millicom International Cellular, S.A., a deferred share plan and a future performance share plan.

46

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

These long-term incentives awards consist of a three-year deferred award and a performance share award plans. All issued shares are shares of Millicom International Cellular, S.A. (or MIC SA - one of the ultimate shareholders of the Company), and not of the Company itself, the cost of which is registered as an employee benefit in profit and losses with a credit to an equity reserve.

The fair value of equity-settled shares granted is estimated at the date of the grant using the market prices of MIC shares on that date.

For the deferred share plan, participants are granted shares based on past performance with 16.5% of the shares vesting on January 1 of each year 1 and 2, and the remaining 67% on January 1 of the third year. The vesting is conditional to the participant remaining employed by Comcel at each vesting date.

Under the performance share plan, shares granted vest at the end of the term of three years, subject to performance conditions, 62.5% based on the absolute total shareholder return (TSR) and 37.5% based on actual versus budgeted EBITDA – CAPEX – Changes on the working capital (“Free cash flow”). As the TSR represents a market condition, the fair value of the shares in the performance share plan share plan requires consideration of potential adjustments for future market-based conditions grant date.

For that, a specific valuation has been made at grant date on the probability of TSR being met (and to which extent) and the expected pay-out based upon leaving conditions.

The free cash flow (FCF) condition is a non-market measure, which has been considered jointly with the estimation of exit and is initially based on a probability of achievement of 100%. The reference share price for the 2018 Performance Share Plan is the same price per share as the deferred share plan.

According to IFRS 2 requirements, during the year ended on December 31, 2018 and 2017, the Company recognized in profit and loss Q3,552 and Q3,174 (note 21), respectively, related to the compensation to employees based on shares, with a credit to the equity account “other equity components” as of such dates.

19.	Income tax

The Company is subject to income tax and, thus, annually prepares and submits its corresponding income tax return to the tax authorities. For the fiscal years ended on December 31, 2018 and 2017, the Company adopted the optional simplified tax regime based on gross revenues (Régimen Opcional Simplificado sobre Ingresos de Actividades Lucrativas) for determining their current income tax expense, which is based on a 5% rate on the gross monthly revenues up to Q.30,000 and 7% for gross revenues in excess of said amount. Additionally, computed capital income and capital gains are taxed at the rate of 10%.

The principal components of expense for income tax for the years ended December 31:

	2018		2017		2016
Current tax
Income tax	Q	501,040	Q	487,095	Q	486,461
Deferred income tax
Recognition and reversion of temporary differences		7,636		(2,164)		(154)
Income tax reported in the statement of comprehensive income	Q	508,676	Q	484,931	Q	486,307

47

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

The calculation of current income tax for the years ended December 31, calculated using the optional simplified tax regime based on gross revenues, is presented below:

	2018		2017		2016
Revenues	Q	7,506,053	Q	7,101,445	Q	7,165,153
Adjustments to reconcile accounting revenue to tax based revenue:
Sales commissions		(283,463)		(284,890)		(278,843)
Taxable exchange gains		3,291		118,893		45,800
Deferred revenue		(72,527)		37,407		15,132
Accrued income		(11,382)		(6,495)		(9,472)
Other, net		15,745		(7,865)		11,669
Tax profit of the year		7,157,717		6,958,495		6,949,439
Income tax rate		7%		7%		7%
Current income tax	Q	501,040	Q	487,095	Q	486,461

The annual movement of the current income tax liability for the years ended December 31:

	2018		2017		2016
Income tax payable at beginning of year	Q	54,211	Q	45,265	Q	46,975
Current income tax expense		501,040		487,095		486,461
Less income tax paid during year		(510,991)		(478,149)		(488,171)
Income tax payable at end of year	Q	44,260	Q	54,211	Q	45,265

Income tax returns for the fiscal years ended on December 31, 2015, 2016, 2017 and 2018 might be reviewed by tax authorities. According the Tax Code, the right of the fiscal authorities to revise the income tax returns expires after 4 years counted from the date in which the return was submitted.

The determination of the effective rate was for the years ended December 31:

	2018		2017		2016
Revenues	Q	7,506,053	Q	7,101,445	Q	7,165,153
Current income tax rate		7%		7%		7%
Subtotal		525,424		497,101		501,561
Sales commissions		(19,842)		(19,942)		(19,519)
Taxable exchange gains		230		8,323		3,206
Other		2,864		(551)		1,059
Income tax for the year	Q	508,676	Q	484,931	Q	486,307

48

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

The components of deferred income tax assets and liabilities are shown below:

	Statement of financial position						Statement of Comprehensive Income
	December 31						Year ended on December 31
	2018		2017		2016		2018		2017		2016
Deferred income tax assets:
Deferred revenue	Q	12,613	Q	17,508	Q	14,890	Q	4,895	Q	(2,618)	Q	663
Total deferred income tax assets		12,613		17,508		14,890		4,895		(2,618)		663

Deferred income tax liability:
Laptops revenue		150		34		77		116		(43)		105
Contractual assets		1,841		-		-		1,841		-
Contractual assets (effect of the adoption of IFRS 15 note 3)		20,158		-		-		-		-
Accrued income		6,420		5,636		5,139		784		497		712
Total liabilities for deferred income tax		28,569		5,670		5,216		2,741		454		817

Income tax loss (gain)		-		-		-	Q	7,636	Q	(2,164)	Q	(154)
Deferred income tax, net	Q	(15,956)	Q	11,838	Q	9,674

49

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

The annual movement of the asset for deferred income tax, net is presented below:

	2018		2017		2016

Net deferred income tax asset at the beginning of the year	Q	11,838	Q	9,674	Q	9,520
Tax income (expense) recognized in the statement of comprehensive income		(7,636)		2,164		154
Tax effect of the adoption of IFRS 15 (note 3)		(20,158)		-		-
Net deferred income tax (liability) asset at year end	Q	(15,956)	Q	11,838	Q	9,674

At December 31, 2018 and 2017, the Company has no temporary deductible differences, tax losses or credits for which it has not recognized a deferred income tax asset in its statement of financial position.

There is no potential consequence for the Company related with the income tax that could affect the declaration or payment of dividends to its shareholders at December 31, 2018 and 2017.

20.	Cost of sales

The costs at December 31, are presented below:

	2018		2017		2016

Telephones and accessories	Q	566,077	Q	190,846	Q	420,321
Airtime		506,426		425,846		156,404
Estimate of expected credit losses (note 7)		44,179		68,673		232,862
Other costs		14,652		12,879		11,863
	Q	1,131,334	Q	698,244	Q	821,450

50

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

21.	Operating expenses

A summary of the operating expenses for the year ended December 31, is presented below:

	2018		2017		2016

Depreciation and amortization (notes 11 and 12)	Q	1,011,006	Q	1,077,378	Q	1,049,366
Expenses related to network sites		569,455		594,377		604,427
Expenses by subcontracted personnel (note 21.1)		402,323		381,954		407,042
Commissions		374,469		357,355		349,044
General expenses		222,626		193,018		198,753
External services		128,060		139,377		119,743
Subsidies		79,108		437,237		429,137
Marketing expenses		25,400		28,146		23,701
Rental and leasing		17,065		16,385		17,107
Share-based incentive plans (note 18.4.1)		3,552		3,174		3,353
Impairment of property, plant and equipment and intangible (notes 11 and 12)		-		75,862		138,313
	Q	2,833,064	Q	3,304,263	Q	3,339,986

21.1	Expenses by subcontracted personnel

A summary of the subcontracted personnel expenses for the year ended December 31, is presented below:

	2018		2017		2016

Personnel costs (note 8)	Q	368,238	Q	345,100	Q	370,000
Travel and accommodation expenses		23,784		25,434		25,923
Training and recruitment		8,885		9,243		9,284
Insurance		1,416		2,177		1,835
	Q	402,323	Q	381,954	Q	407,042

22.	Other expenses

A summary of other expenses for the year ended December 31, is presented below

	2018		2017		2016

Net loss on disposal on property, plant and equipment and intangibles (a)	Q	43,932	Q	54,922	Q	4,852
Other expenses		312		304		358
	Q	44,244	Q	55,226	Q	5,210

(a)	The cash received for the sales of property, plant and equipment and intangible as of December 31, 2018 was Q2,393.

51

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

23.	Financial income and expenses

23.1	Financial income

A summary of the financial income for the year ended December 31, is presented below:

	2018		2017		2016

Unrealized currency exchange differences	Q	267,499	Q	179,208	Q	106,126
Financial interests		127,171		92,851		14,533
Realized currency exchange differences		78,336		11,406		8,302
	Q	473,006	Q	283,465	Q	128,961

23.2	Financial expenses

A summary of the financial expenses for the year ended December 31, is presented below:

	2018		2017		2016

Interest	Q	443,237	Q	432,988	Q	451,652
Realized currency exchange differences		435,753		37,090		68,628
Unrealized currency exchange differences		18,408		34,631		-
Other financial expenses		8,743		37,893		28,878
	Q	906,141	Q	542,602	Q	549,158

24.	Commitments, contingencies and litigations

24.1	Commitments

Operating leases – The Company as lessee

The Company has subscribed several operating lease contracts as lessee over certain installations used as warehouses, offices and websites. The terms of lease are extended up to five years with renewal at their expiration dates, based on prior agreement between the interested parties. These contracts do not impose any restriction of use to the Company.

The total of minimum future payments under the leases, derived from the non-cancelable operating lease contracts in place at December 31, 2018 and 2017 will be satisfied on the following terms:

	2018		2017

One year	Q	257,397	Q	263,662
More than one year and less than five years		1,080,540		1,090,144
More than five years		800,127		857,213
	Q	2,138,064	Q	2,211,019

24.2	Contingencies and litigations

At the date of issuance of these financial statements, management has become aware of the following contingencies and litigations:

•	For the tax periods of 2005 and 2006, the Superintendence of Fiscal Administration initiated a process against Comcel for the omission of the withholding of the income tax to non-resident for a total of Q13,093 plus fines and charges. The likelihood of loss according to the Company’s legal advisors is remote.

52

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

•	During the tax period of 2007, the Superintendence of Fiscal Administration initiated a process against Comcel for the omission of the withholding of the income tax to non-resident for a total of Q11,930 plus fines and interests. The likelihood of loss according to the Company’s legal specialists is remote.

•	The Superintendence of Fiscal Administration has considered adjustments to the tax of Fiscal Stamps and Special Sealed Paper for Protocols for the payment of dividends through coupons for Q46,971 plus fines and interest. The likelihood of loss according to the Company’s legal specialists is remote.

At December 31, 2018 and 2017, the Company has not created a reserve to cover any potential disbursement derived from these litigations, given that it considers that it has sufficient defenses to obtain a positive result on these procedures and no cash disbursements will be required.

On October 21, 2015, Millicom reported to the law enforcement authorities in the United States of America and Sweden certain potential improper payments on behalf of the Tigo Guatemala group (including Comcel). This matter is being supervised by a Special Committee of the Board of Directors of Millicom (as disclosed on October 21, 2015, Millicom press release), instead of the Company.

On May 4, 2016, Millicom received notification from the Swedish prosecutor that his preliminary investigation was discontinued under jurisdictional grounds. On Tuesday, April 24, 2018, Millicom received a notification from the Department of Justice of the United States of America informing the decision to close this investigation

On July 14, 2017, the International Commission Against Impunity in Guatemala (CICIG) offered a press conference to inform that an investigation was being performed over alleged illegal campaign financing, which included a competitor of Comcel. Additionally, CICIG indicated that, in view of the declaration made by the competitor, which contained allegations about administrative proceedings initiated by Comcel against such competitor several years ago, the investigation would include Comcel.

On November 23, 2017, the CICIG, together with the Public Prosecutor of Guatemala, executed a search warrant at Comcel’s offices, located at KM 9.5 Carretera a El Salvador Plaza Tigo, related to the investigations mentioned above. The authorities requested the disbursements made by Tigo Companies in Guatemala (including Comcel) during the periods beginning in 2012 through 2017. The Company has complied with the requirement and, at the date of the issuance of these financial statements, no additional requests or notifications have been received by the Company from the aforementioned authorities. These proceedings are in an early state of the investigation and the authorities could request further information. The case has been declared under reservation by the authorities, therefore management can only be aware of the updates until the authorities make a new requirement or communication, if any.

25.	Financial instruments risk management and objectives

The principal financial liabilities of the Company include accounts payable, accounts payable to related parties, accrued interest and loans. The primary purpose of these financial liabilities is to finance the operations of the Company. The Company’s principal financial assets include, cash, accounts receivable, accounts receivable from related parties and other financial assets.

The principal risks that could have an effect of relative importance over these financial instruments are the market risk, liquidity risk and credit risk. The Company with management support and the Board of Directors, controls and manages these risks.

53

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

The Board of Directors revises and agrees the policies for the management of these risks, which are summarized below:

•	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as consequence of changes of the market prices. The market risk includes: the risk of interest rate, the foreign currency risk and other price risks such as equity price and commodity risk.

Management considers that the Company is exposed to the interest rate risk and the foreign currency risk.

•	Interest rate risk

The interest rate risk is the risk that the fair value of future flows of cash of a financial instrument will fluctuate as a consequence of the changes of the rates in the market interest. The exposure of the Company to such risk basically refers to the long-term obligations with variable interest rate.

The Company eliminated the exposure of this market risk when contracting loans at a fixed rate of 6.875% and 7.20% (see Note 13).

•	Exchange rate risk

The exchange rate risk represents the risk that the fair value of the future cash flows of financial instruments will fluctuate as a consequence of changes in the exchange rates of foreign currency. The exposure of the Company to the risk of changes in the foreign exchange rate is related mainly to its operating activities, i.e., when its revenues or expenses are reported in a different currency than the Company’s local currency.

At December 31, 2018 and 2017, the foreign reference exchange rates are established by the Central Bank of Guatemala, based on the market rates and demand. At December 31, 2018 and 2017, the reference exchange rates were of Q 7.73695 and Q 7.34477 per US$1.00, respectively. At March 15 2019, date in which the management of the Company approved the financial statements, the exchange rate was for Q 7.69214 per US$1.00.

The risk of exchange rate depends on the net financial position in foreign currency at the date of the financial statements. On the next page is a summary of the financial assets and liabilities denominated in foreign currency in US$.

	December 31
	2018		2017
Financial assets in foreign currency:
Cash (note 6)	US$	122,481	US$	207,311
Accounts receivable (note 7)		206		9,464
Accounts receivable to related parties (note 8)		575,624		495,662
		698,311		712,437
Financial liabilities in foreign currency:
Loans (note 13)		(779,000)		(779,000)
Accounts payable (note 14)		(31,983)		(30,535)
Accounts payable to related parties (note 8)		(4,125)		(5,536)
		(815,108)		(815,071)
Excess of liabilities over financial assets	US$	(116,797)	US$	(102,634)

54

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

Sensitivity analysis

The effect of change in the exchange rates of +5% / +5% in 2018 (+ 0.5% / - 0.5% in 2017) over assets and liabilities denominated in foreign currency at December 31, 2018 and 2017, assuming the remaining variations are kept constant, would result in the recognition of a foreign exchange rate profit or loss of Q 6,236 in 2018 (Q 2,420 in 2017).

Credit risk

Credit risk is the risk that arises from the possibility that a counterparty is unable to comply with its obligation, which results in a financial loss for the Company. The Company is exposed to the risk of credit of the operating activities (mainly, accounts receivable, accounts receivable from related parties and other financial instruments) and financial activities, including deposits with banks and financial institutions.

The Company’s management does not believe there are significant risks of non-performance by these counterparties. The Company’s management has taken steps to diversify the banks with whom the Company operates and is managing the allocation of deposits across banks so that the Company’s counterparty risk with a given bank stays within limits which have been set based on each bank credit rating to avoid any significant exposure to a specific party.

A large portion of revenues comprises prepaid airtime. For customers for whom telecom services are not prepaid, the Company follows risk control procedures to assess the credit quality of the customer, considering its financial position, past experience and other factors.

Accounts receivable are mainly derived from balances due from other telecom operators or commercial customers. Credit checks are being performed for commercial customers. The Company maintains an allowance for impairment of accounts receivable based on the expected credit loss of all accounts receivable.

As the Company has a number of dispersed customers, there is no significant concentration of credit risk with respect to accounts receivable.

The maximum exposure to credit risk at the date of the financial statements is the carrying value for each class of financial asset.

Liquidity risk

The liquidity risk is the risk in which an entity finds difficulty to comply with the obligations associated with financial liabilities to be liquidated through the delivery of cash or another financial assets. The Company provides daily follow-up to its liquidity position, maintaining liquid assets higher than liquid liabilities, considering the expected conversion to cash of its financial assets, and completes periodical projections of cash flows with the purpose of proactively managing its cash flows.

55

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

The following chart summarizes the maturity of the financial liabilities of the Company:

					More than 5
					years and
			From 3 to 12		less than 10
	Current		months		years		Total
At December 31, 2018:
Current liabilities
Accounts payable	Q	255,549	Q	299,992	Q	-	Q	555,541
Accounts payable to related parties		-		271,675		-		271,675
Income tax payable		-		44,260		-		44,260
Accrued interest		-		171,446		-		171,446
Other accounts payable		18,441		24,287		-		42,728
Non-current liabilities
Loans		-		-		6,273,696		6,273,696
	Q	273,990	Q	811,660	Q	6,273,696	Q	7,359,346

					More than 5
					and less
			From 3 to 12		than 10
	Current		months		years		Total
At December 31, 2017:
Current liabilities
Accounts payable	Q	251,595	Q	291,055	Q	-	Q	542,650
Accounts payable to related parties		-		318,137		-		318,137
Income tax payable		-		54,211		-		54,211
Accrued interests		-		162,705		-		162,705
Other accounts payable		24,903		30,404		-		55,307
Non-current liabilities
Loans		-		-		5,947,545		5,947,545
	Q	276,498	Q	856,512	Q	5,947,545	Q	7,080,555

26.	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit ratio and healthy capital ratios to support its business and maximize profits.

The Company manages its capital structure and timely requests any adjustments by its shareholders to the extent necessary due to changes in economic conditions. To maintain or adjust the capital structure, the Company may request shareholders to adjust previously agreed dividends, capital returns, or increase capital contributions if necessary.

27.	Financial instruments – information about fair values

The primary financial instruments of the Company consist of cash and accounts receivable, accounts receivable form related parties, other financial assets, accounts payable, accounts payable from related parties, accrued interest and loans.

The fair value of all financial assets and all financial liabilities, except for debt and financing, approximate their carrying value largely due to the short-term maturities of these instruments. The fair values of other debt and financing have been estimated by the Company’s management based on discounted future cash flows at market interest rates (level 2).

56

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Quetzals)

Below is a comparison of the debt’s carrying amount and the fair value at December 31:

	Carrying value				Fair value
	2018		2017		2018		2017
Loans	Q	6,273,696	Q	5,947,545	Q	5,946,085	Q	5,906,449

Fair value estimates are made on the date of the financial statements, based on relevant market information and on information related to the financial instruments.

The nature of these estimates is subjective and involves uncertain aspects and management’s judgment, therefore these amounts are not determined with absolute precision. Consequently, should there be changes in the assumptions on which these estimates are based they could differ from the final results.

Fair value hierarchy

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by valuation technique:

Level 1: Quoted prices (or adjusted) in active markets for identical financial assets and liabilities.

Level 2: Techniques that use different inputs to the quoted prices included in the same, observable for the assets or liabilities, whether directly or indirectly.

Level 3: Techniques that use inputs with significant effect over the reasonable value not based on data of observable market.

28.	Events after the date of the financial position statement

The Company has no knowledge of any subsequent events since December 31, 2018 and up to the date of approval of these financial statements that might have an impact or might require additional disclosures to them.

****

57